Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                               February 25, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1137
                        Total Income Portfolio, Series 2
                       File Nos. 333-193090 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1137, filed on December 26, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Total Income Portfolio, Series 2 (the "Trust").

PROSPECTUS

Investment Summary -- Security Selection - Fixed Income ETFs Segment

     1. The duration example in the second paragraph uses a duration of three years. Please confirm that the average duration of the underlying securities is approximately three years or less. If not, please revise this example to reflect the average duration of the underlying securities.

     Response: We confirm that the average duration of the underlying securities is approximately three years or less and, therefore, the example does not need to be revised.

Investment Summary -- Principal Risks

     2. The third bullet states that the Trust is concentrated in the financial sector. Please include this disclosure in the "Principal Investment Strategy" section.

     Response: The risk was included because the prior series was concentrated in the financial sector. However, being concentrated in this sector is not a part of the Trust's principal investment strategy. Instead, the concentration in the prior series was a result of running the strategy at the time of selection for such series. If the strategy was run at another point in time, the selected portfolio may not be concentrated in the financial sector. Therefore, we have not added such disclosure in the "Principal Investment Strategy" section. We will add or delete the necessary concentration sector disclosures once the portfolio is selection for this Trust.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren